

Mail Stop 4720

May 29, 2016

Jeffrey Brown
Executive Vice President and Chief Operating Officer
US Alliance Corporation
4123 SW Gage Center Drive
Suite 240
Topeka, Kansas 66604

> **Re: US Alliance Corporation**
> **Registration Statement on Form 10**
> **Filed May 2, 2016**
> **File No. 000-55627**

Dear Mr. Brown:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1.   Pursuant to section 12(g)(1) of the Securities Exchange Act of 1934, your registration statement will become effective by operation of law on July 1, 2016 at which time you will be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if comments remain open on the Form 10. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the registration statement prior to July 1, 2016 to prevent it from becoming effective and re-filing it at such time as you are able to respond to any remaining comments.

2.   Please revise your filing to update your financial information as required by Item 8-08 of Regulation S-X.

3.	Please revise, as applicable, to disclose whether you are an Emerging Growth Company as defined under the JOBS Act, and whether you intend to rely upon the various exemptions available to companies meeting that definition. If applicable, revised disclosure should address whether you have elected to take advantage of the option available to Emerging Growth Companies to delay adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. If you have elected this option, also disclose that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Table of Contents
Special Note Regarding Forward-Looking Statements, page 2

4.	Here and on page 12, please remove the reference to the safe harbor created by Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. As you are not a reporting company as of the date of filing you are not eligible to rely on the safe harbor for your forward-looking statements.

Item 1. Business
Products and Services, page 3

5.	In your description of your products and services, please briefly explain the differences among your product categories, i.e. simplified issue term life insurance vs. fully underwritten term life insurance, traditional whole life vs. pre-need whole life, etc.

6.	Please indicate the percentage of premium revenue generated by each of your product categories in the most recently completed fiscal year.

7.	Please amend your disclosure on page 4 to provide the payment, duration and termination provisions of the agreements you list in this section, and file each agreement as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, tell us why you believe the agreements are not required to be filed.

Governmental Regulation, page 6

8.	Please expand your disclosure to describe the restrictions noted in the second paragraph on page 7 and how they impact your business. Also briefly explain the significance of being registered as an "insurance holding company system pursuant to the laws of Kansas."

Item 1A. Risk Factors
Risks Related to an Investment in Our Common Stock, page 7

9.   Please add a risk factor that relates to your lack of experience as a public company and the additional operating expenses you will incur as a result of having to register your common stock and comply with your reporting obligations.

USAC voting stock is an illiquid investment at present, page 7

10.   We note your disclosure here and on page 22 that there is no market for your common stock and that you do not meet the requirements for listing on an exchange or quoting on an over-the-counter quotation system. Please expand to disclose clarify why you do not meet the requirements and why you are registering a class of stock under Section 12 of the Exchange Act at this time. To the extent you anticipate becoming eligible for listing or quotation soon, please disclose your plans for seeking quotation or listing.

Fluctuations in interest rates could adversely affect our business and profitability, page 11

11.   Please expand the discussion to quantify how a movement in the level of interest rates could affect the value of your investment portfolio.

Item 6. Executive Compensation
Summary Compensation Table, page 21

12.   Please provide disclosure in the Summary Compensation Table for an additional individual or tell us why such disclosure is not required. Refer to Item 402(m)(2) of Regulation S-K.

13.   Please expand the narrative disclosure following the Summary Compensation Table to describe more specifically how the amount of compensation was determined for each officer. Also revise to identify the items included in the "All Other Compensation" column in the table. Refer to Item 402(o) of Regulation S-K.

Director Compensation, page 22

14.   Please provide a narrative discussion of the compensation arrangements for your directors. Refer to Item 402(r) of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities, page 23

15.   Please expand to disclose the specific exemption from registration under the Securities Act you claimed for each of the 2009 offerings and briefly state the facts relied upon to make the exemption available.

<u>Signatures, page 25</u>

16.   Please complete the signature page as indicated by General Instruction D to Form 10.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Ibolya Ignat at (202) 551-3656 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Mary Beth Breslin at (202) 551-3625 or me at (202) 551-3715 with any other questions.

                                        Sincerely,

                                        /s/ Mary Beth Breslin for

                                        Suzanne Hayes
                                        Assistant Director
                                        Office of Healthcare and Insurance

cc: Patricia Garringer-Strickland, Esq.
        Lathrop & Gage LLP